Exhibit 99.12
Purchase Agreement

(Unofficial English Translation)

Contract No. C-JM20110103
Place of execution: Pindingshan
Date of execution: January 3, 2011

Seller: Gansu Senbao Commerce Co., Ltd.
Buyer: Baofeng Coking Factory of Henan Province Pingdingshan Coal and Coke Co., Ltd.

I. Purchase Order
					Amount of Purchase (metric tons)
Name of Receiver	Departure Station	Arrival Station	Goods	Specification	Yearly Total Purchase	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Baofeng Coking Factory of Henan Province Pingdingshan Coal and Coke Co., Ltd.	Jiayu Guan	West Pingdingshan	Processed Coal	Water ≤ 8% Volatility ≤ 35% Ash ≤ 10% Sulfur ≤ 0.5% G Value ≥ 80	60,000	15,000	15,000	15,000	15,000

II. The price of the goods shall be RMB 1,200 per metric ton, subject to further negotiation between the parties according to the market price at the time of delivery.

III. A difference of 0.8 metric tons per truckload from the order amount shall be allowed without requiring additional payment or refund. Any difference of more than 0.8 metric tons per truckload from the order amount shall be resolved by additional payment or refund based on the actual amount delivered.

IV. Seller shall not deliver the goods until Buyer completes a sample inspection and gives permission to Seller to deliver.

V. Buyer shall pay for the goods when the goods are loaded and ready for delivery.

VI. Any unsettled matter under this Agreement shall be resolved through consultation between the parties. This Agreement is effective through December 31, 2011.

Seller: Gansu Senbao Commerce Co., Ltd. [corporate seal]
Buyer: Baofeng Coking Factory of Henan Province Pingdingshan Coal and Coke Co., Ltd. [corporate seal]